UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014.

Commission File Number 333-165163

ONTARIO SOLAR ENERGY CORPORATION
(Translation of registrant’s name into English)

255 Duncan Mill Road, Suite 203
Toronto Ontario
Canada M3B 3H9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Articles of Incorporation to Change the Name of the Company

On July 2, 2014 the Company amended its Articles of Incorporation to change its name from Ontario Solar Energy Corporation to Blackrock Oil Corporation, pursuant to Board of Director resolution. Henceforth, the Company will operate under the name Blackrock Oil Corporation.

Exhibits

The following documents are attached hereto as exhibits.

1.	Articles of Amendment dated July 2, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blackrock Oil Corporation (f/k/a Ontario Solar Energy Corporation)

Date: July 16, 2014	By:	/s/ Oliver Xing
Oliver Xing, Chief Executive Officer